

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 11, 2008

Via U.S. Mail and Fax (503) 224-5371
Mr. Peter Craven
Chief Financial Officer
Torrent Energy Corporation
1 SW Columbia Street, Suite 640
Portland, OR 97258

> **Re:** **Torrent Energy Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2007**
> **Filed July 16, 2007**
> **File No. 0-19949**
>
> **Form 10-Q for the Period Ended September 30, 2007**
> **Filed November 14, 2007**

Dear Mr. Craven:

　　We have reviewed your Form 10-K for the Fiscal Year Ended March 31, 2007 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended March 31, 2007

Report of Independent Registered Public Accounting Firm, page 47

1. We note that your current auditors audited the financial statements for the period from October 8, 2001 (inception) to March 31, 2007. We also note the financial statements for the cumulative period from October 8, 2001 (inception) to March 31, 2004 were audited by other auditors. In this regard, it appears that your current auditors' opinion on the statements from October 8, 2001 (inception) to March 31, 2007, insofar as it relates to amounts for prior periods through March 31, 2004, may be based on the report of other auditors. Please clarify if your current auditors audited the entire period from inception through March 31, 2007, or if they relied upon the report of other auditors for the period from inception through March 31, 2004. Please revise your Form 10-K to provide the audit report of the other auditor's pursuant to Rule 2.05 of Regulation S-X or remove the reference to other auditors in your current report.

2. Also, tell us how these audit periods relate to the Form 8-K, Item 4.01 filed on March 28, 2006.

Note 4. Oil and Gas Properties, Unproven, page 64

3. Revise your disclosure to comply with Rule 4-10(7)(ii) of Regulation S-X. Specifically, tell us and disclose the current status of the significant unproved properties or projects involved, including the anticipated timing of the inclusion of the costs in the amortization computation.

4. Revise your column headings to identify acquisition costs, exploration costs and development costs. Tell us how management has determined that no impairment has occurred based on the status of your exploration activities.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

/s/ Chris White

Christopher White
Branch Chief Accountant